Contact

www.linkedin.com/in/david-abusaid
(LinkedIn)

Top Skills

Leadership
People Management
Entrepreneurship

Languages

Spanish
English

David Abusaid

CEO & Co-Founder
Miami Beach, Florida, United States

Experience

Weltio

CEO & Co-Founder
October 2021 - Present (1 year 9 months)
Miami, Florida, United States

Working together with a high-performance team to give our users the most pleasant experience to save and invest in the most attractive global markets.

Oliver Wyman

Principal
February 2020 - September 2021 (1 year 8 months)
Miami, Florida, United States

Worked with a PE Fund to define the strategy to create a super app for a country in LatAm
Conducted due diligence projects in the fintech industry in Canada and LatAm
Identified efficiency opportunities in organization and in redefining roles and responsibilities for a large consumer goods company in Latin America
Developed an internal point of view to define the “Future of Retail Banking” for Oliver Wyman
Led the Digital Transformation program for one of the largest retailers in Mexico

McKinsey & Company

6 years 10 months

Associate Partner
November 2016 - May 2019 (2 years 7 months)
Miami/Fort Lauderdale Area

Reviewed the Risk Appetite framework for a large Latin American bank, including the organizational structure and an implementation “blue book” for reacting on breaches
Developed an implemented a profitable growth strategy for a Caribbean insurance company – strategy aimed to double profits in 3 years
Designed a profitable growth strategy for a leading bank in the Caribbean, leveraging their digital capabilities – the engagement included the development of a suite of digital products, using Agile methodologies as a way of work

Designed a methodology and the necessary tools for the sales force to estimate the wallet size of corporate clients for a large Colombian bank

Led a multi-team effort to double profitability of a Central American bank in 3 years, including the design and implementation of initiatives across all business lines and support functions

Identified growth opportunities and detailed initiatives in bancassurance for a large insurance provider in Mexico

Engagement Manager
July 2014 - November 2016 (2 years 5 months)
Miami/Fort Lauderdale Area

Designed a commercial growth strategy for an insurance company, including demand estimation and coverage and organizational re-design

Identified tangible cost cutting initiatives for a leading dairy company in America

Led a team to identify targets and define their inorganic growth strategy for a logistics company

Conducted an organizational efficiency effort for a leading insurance company in the US, leveraging spans and layers, saving over 30 million USD within a year

Conducted two separate studies for banks in Latin America and Scandinavia with focus in operational risk, including topics such as: roles and responsibilities of the 3 lines of defense, risk and control self-assessment, scenario analysis, and monitoring and reporting

Developed wholesale PPNR models for stress testing for a large American bank, effort included model development, documentation and validation

Led a Sales Excellence effort to increase by 20% the profitability of a bank in Latin America

Identified opportunities for capital efficiency for a large bank in Mexico, saving 10 million USD

Created an internal McKinsey tool to assess credit and market risks in large banks

Associate
August 2012 - June 2014 (1 year 11 months)

Full-time Associate, with experience in Financial Inclusion, Oil, Pharma, and Commercial banking industries, working in Strategy, Operations, Marketing, and Credit Risk topics in the Public and Private sector.

McKinsey & Company
Summer Associate

June 2011 - August 2011 (3 months)

Full-time Summer Associate focused on Education and Healthcare

McKinsey & Company
Business Analyst
July 2008 - August 2010 (2 years 2 months)

Worked extensively in financial inclusion initiatives for both the public and social sectors and in strategy projects in five different countries
Developed initiatives to make McKinsey's Mexico City Office a better place to work for

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Education

IESE Business School - University of Navarra
MBA, MBA · (2010 - 2012)

Instituto Tecnológico y de Estudios Superiores de Monterrey
Bachelor of Science (B.Sc.), Civil Engineering · (2003 - 2008)